-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                                (NAME OF ISSUER)


                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)


                                   360768 10 5
                                 (CUSIP NUMBER)


         Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               Page 1 of 6 pages

CUSIP No. 360768 10 5
------ ------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       JOHN J. BYRNE
       ###-##-####
------ ------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  / /
                                                                       (b)  / /
------ ------------------------------------------------------------------------
3      SEC USE ONLY
------ ------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES
----------------------------------- ------ ------------------------------------
                                    5      SOLE VOTING POWER
                                           1,374,128**
          NUMBER OF                 ------ ------------------------------------
           SHARES                   6      SHARED VOTING POWER
        BENEFICIALLY                       400,345**
          OWNED BY                  ------ ------------------------------------
            EACH                    7      SOLE DISPOSITIVE POWER
          REPORTING                        1,374,128**
         PERSON WITH                ------ ------------------------------------
                                    8      SHARED DISPOSITIVE POWER
                                           400,345**
------ ------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,774,473**
------ ------------------------------------------------------------------------
10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

------ ------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       26.0%**
------ ------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON
       IN
------ ------------------------------------------------------------------------

**  For additional information, see Schedule A hereto.


                               Page 2 of 6 pages

Item 1(a). NAME OF ISSUER:

      Fund American Enterprises Holdings, Inc.

Item 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      80 South Main Street
      Hanover  NH   03755

Item 2(a). NAME OF PERSON FILING:

      John J. Byrne

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:

      80 South Main Street
      Hanover  NH   03755

Item 2(c). CITIZENSHIP:

      United States

Item 2(d). TITLE OF CLASS OF SECURITIES:

      Common stock

Item 2(e). CUSIP NUMBER:

      360768 10 5

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      Not applicable.

Item 4.    OWNERSHIP.

      (a)  AMOUNT BENEFICIALLY OWNED:

           See Schedule A hereto.


                                Page 3 of 6 pages

       (b) PERCENT OF CLASS:

           See Schedule A hereto.

       (c) NUMBER OF SHARES AS TO WHICH PERSON FILING THIS SCHEDULE 13G HAS (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE; (ii) SHARED POWER TO VOTE OR TO DIRECT THE VOTE; (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF; OR (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF.

           See Schedule A hereto.

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

           Not applicable.

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

           Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

           Not applicable.

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           Not applicable.

Item 9.    NOTICE OF DISSOLUTION OF GROUP.

           Not applicable.

Item 10.   CERTIFICATION.

           Not applicable.




                               Page 4 of 6 pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:    February 5, 1999



                                              By:
                                                 ------------------------------
                                                   Name:    John J. Byrne


                               Page 5 of 6 pages

                                                                      SCHEDULE A


                      BENEFICIAL OWNERSHIP OF COMMON STOCK


     The 26.0% of the common stock of Fund American Enterprises Holdings, Inc. (the "Company") shown in the foregoing Schedule 13G as beneficially owned by John J. Byrne ("Mr. Byrne") was calculated using the sum of (i) the 5,828,608 shares of common stock of the Company outstanding on December 31, 1998, as shown in the official records of the Company and (ii) the 1,000,000 common stock purchase warrants described below.

     The 1,774,473 shares of common stock of the Company shown in the foregoing
Schedule 13G as beneficially owned by Mr. Byrne represent (a) 372,404 shares held directly by Mr. Byrne; (b) 1,000,000 currently exercisable common stock purchase warrants held directly by Mr. Byrne; (c) 346,845 shares held in trusts in which Mr. Byrne is deemed to share investment control; (d) 1,724 shares held in an Individual Retirement Account as to which Mr. Byrne has sole voting and dispositive power; (e) 50,000 shares held by a trust as to which Mrs. Byrne, as trustee, has sole voting and dispositive power; and (f) 3,500 shares held by Memorial Sloan-Kettering Cancer Center ("MSK") pursuant to a letter agreement between MSK and Mr. and Mrs. Byrne dated December 30, 1992, as to which Mrs. Byrne shares voting and dispositive power.

*    Mr. Byrne disclaims beneficial ownership of the shares listed in (c), (d),
(e), (f) and (g) above.

                                                 Page 6 of 6 pages